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morrison & foerster llp

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June 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720
Attention:	Robert Augustin
Katherine Bagley
Tayyaba Shafique
Terence O’Brien

Re: Carlsmed, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on May 30, 2025
CIK No. 0001794546

Ladies and Gentlemen,

On behalf of our client, Carlsmed, Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2025 (the “Comment Letter”) with respect to the Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted confidentially by the Company to the Commission on May 30, 2025 (the “DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

Set forth below are the Company’s responses to the Staff’s comments. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses immediately following each comment. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

June 26, 2025

Page Two

Basis of Presentation

Market, Industry, and Other Data, page i

1.
We note your revised disclosure that “certain market data is based on data from BioMedGPS, provider of SmartTRAK Business Intelligence Solutions.” In your response, please provide additional detail describing the BioMedGPS and SmartTRAK Business Intelligence Solutions sources, including the source(s) of the data provided by this resource, if known. In addition, where you disclose estimates that are based on data provided by SmartTRAK, please revise to briefly describe the data underlying these estimates. For example, where you disclose that, “[a]ccording to market data provided by SmartTRAK, there will be approximately 445,200 lumbar fusion surgeries and approximately 372,600 cervical fusion surgeries performed in the United States in 2025,” please briefly describe the market data supporting these estimates. Make conforming changes throughout your filing.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages i, 1, 2, 5, 25, 101, 103, 105, 106, and 113 of the Registration Statement. The Company advises the Staff that although BioMedGPS, provider of SmartTRAK Business Intelligence Solutions, discloses the principal sources used for its market research, it does not include the underlying data in its industry reports.

Prospectus Summary

Market Overview

Our Addressable Market Opportunity, page 5

2.
We note your revised disclosure in response to comment 6, including that your total addressable market is based on data from SmartTRAK, the current average selling price of your aprevo Technology platform, and internal and third-party estimates and assumptions. Please revise to describe the data and assumptions underlying your estimates and identify the relevant third part(ies). Please also disclose, as you do on page 112, that your total addressable market is the total overall revenue opportunity available for the aprevo Technology Platform if 100% market share is achieved for lumbar fusion surgeries, and is not a representation that you will achieve such market share.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages i, 1, 2, 5, 25, 101, 103, 105, 106, and 113 of the Registration Statement.

June 26, 2025

Page Three

Key Benefits of the aprevo Technology Platform, page 7

3.
We note your revised disclosure in response to comment 16, but your revision here is not completely responsive to our comment. Please revise to disclose, as you do on page 121 that “results may not be directly comparable as they are not from a single head-to-head trial.”

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 7, 102, and 116 of the Registration Statement.

Risk Factors

We rely on a limited number of CMOs . . ., page 18

4.
We note your response to comment 7, including that “the Company has substantive relationships with alternative CMOs,” and “the Company implemented the DPS that primarily relies on a single vertically-integrated CMO in order to shorten the lead time on delivery of its products.” We also note your disclosure that your CMOs generally are not under long-term contracts with you. Please revise your disclosure to briefly describe the material terms of your agreement(s), if any, with CMOs, including your single vertically-integrated CMO. If you do not have agreements with CMOs, please revise to disclose the risks related to not having agreements in place.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure on pages 18 and 137 of the Registration Statement, where the Company discloses its lack of long-term contracts with its CMOs and associated risks.

Our 510(k) Submissions, page 116

5.
We note your response to comment 2 and your revised disclosure on page 112, including a table describing your products and relevant regulatory submissions and approvals. For your products that are “in process,” please revise to clarify where in the regulatory process these products stand; for example, whether you've submitted applications, are conducting studies, etc.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure on page 118 of the Registration Statement.

Key Publications, page 120

6.
We note your revisions to pages 121 through 126, including disclosure discussing certain complications. Please tell us whether there were any adverse events or serious adverse events reported in your studies and revise your disclosure accordingly.

June 26, 2025

Page Four

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure on pages 123, 124, and 127 of the Registration Statement. The Company advises the Staff that there were no other adverse events or serious adverse events reported in these studies.

Business

Intellectual Property, page 122

7.
We note your revised disclosure in response comment 18, including that, as set forth in your table, your patent portfolio contains 33 total issued patents. However, your table currently includes 31 patents. Please revise or advise. In addition, revise your table to include the type of patent protection for each patent listed.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosures on pages 139 to 141 of the Registration Statement.

Please do not hesitate to contact me by telephone at (858) 314-7530 with any questions or comments regarding this correspondence.

Sincerely,

/s/ H. Thomas Felix
H. Thomas Felix
of MORRISON & FOERSTER LLP

c.c.:	(via email)

Michael Cordonnier, Chief Executive Officer, President and Chairman, Carlsmed, Inc.
Leonard Greenstein, Chief Financial Officer, Carlsmed, Inc.
R. John Hensley, Morrison & Foerster LLP
James M. Krenn, Morrison & Foerster LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP